SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2

                      EASTERN ENVIRONMENTAL SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    276369105
                                 (CUSIP Number)


                    William C. Skuba, President and Chairman
                      Eastern Environmental Services, Inc.
                        Route 309 North, RR #4, Box 4452
                         Drums, PA 18222 (717) 788-7020
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 24, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21215T 301



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1)   Name of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of Above
     Persons: Continental Waste Industries, Inc., a Delaware corporation. Federal I.D. No. 11-2909512.

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions): WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization: Delaware

Number of Shares             (7) Sole Voting Power:           253,000
Beneficially Owned           (8) Shared Voting Power:
by Each Reporting            (9) Sole Dispositive Power:
Person with                 (10) Shared Dispositive Power:

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 253,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11): 4.5%

14)  Type of Reporting Person (See Instructions): CO

1.       Security and Issuer.

     This statement relates to the common stock, par value $0.01 of Eastern Environmental Services, Inc. ("Eastern"). Eastern's principal executive offices are located at Route 309 North, RR #4, Box 4452, Drums, PA 18222.

     This Amendment No. 2 amends and supplements the statement on Schedule 13D/A dated November 7, 1995 filed by Continental Waste Industries, Inc., a Delaware corporation relating to the shares of common stock, par value $0.01 of Eastern Environmental Services, Inc.

2.       Identity and Background.

     This statement is being filed by Continental Waste Industries, Inc., a Delaware corporation ("CWI"). CWI is principally engaged in the business of providing integrated solid waste management services to residential, commercial and industrial customers concentrated in the Midwestern and Mid-South regions of the United States. These services include non-hazardous landfill disposal, solid waste collection, transfer station operations and recycling programs. The business address of CWI is 67 Walnut Avenue, Suite 103, Clark, NJ 07066. CWI's Directors and Executive Officers are listed in Appendix A attached hereto and made a part hereof.

     During the last five years, neither the Company nor to the best of the Company's knowledge, the persons named in Appendix A have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or persons were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

3.       Source and Amount of Funds.

     CWI currently owns 253,000 shares of common stock of Eastern (the "Eastern Shares"). From April 12, 1996 through April 23, 1996 CWI sold 254,600 Eastern Shares or approximately 4.5% of Eastern's outstanding common stock at an average price per share of $1.95. See Item 5 below for a schedule of CWI's transactions in the shares of common stock of Eastern during the past 5 months.

4.       Purpose of the Transactions.

     The acquisition by CWI of the Eastern Shares was for investment purposes only. CWI may, from time to time, increase or decrease (including complete disposition) its ownership interest in Eastern, depending upon its evaluation of Eastern's business and prospects and market conditions, generally.

     CWI has in the past discussed with Eastern various proposals which relate to or would result in an acquisition by CWI of all or part of Eastern. However, these discussions have not resulted in any definitive plan or agreement and no such plan or agreement is presently under discussion. CWI may in the future initiate or respond to proposals with Eastern about one or more transactions between CWI and Eastern.




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     Except to the extent  indicated above, CWI has no specific present plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Eastern or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Eastern or any of its subsidiaries; (c) any change in the present board of directors or management of Eastern, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors; (d) any material change in the present capitalization or dividend policy of Eastern; (e) any other material change in Eastern's business or corporate structure; (f) changes in Eastern's charter or bylaws or other actions which may impede the acquisition of control of Eastern by any person;
(g) causing a class of securities of Eastern to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of Eastern becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to any of these enumerated above.

5.   Interest in Securities of the Issuer.

     CWI beneficially owns 253,000 shares of common stock of Eastern. Based upon information contained in the most recently available filing by Eastern with the Securities and Exchange Commission, these shares contribute approximately 4.5% of Eastern's issued and outstanding common stock.

     The following table sets forth information with respect to the shares of the common stock of Eastern acquired or sold in the past 5 months. CWI has the sole power to vote, and to dispose of the Eastern Shares. To CWI's best knowledge, no shares of Eastern's issued and outstanding common stock are beneficially owned by any of its executive officers or directors, nor have these individuals effected any transactions in the shares in the past 5 months.

                                                                       Average
Date                       Transaction               Shares          Price/Share

01/31/96                   Bought                     21,300            1.47
01/31/96                   Bought                     25,000            1.47
02/29/96                   Bought                     12,000            1.52
02/29/96                   Bought                      5,000            1.47
03/15/96                   Bought                     12,800            1.47
04/15/96                   Sold                      (75,000)          (1.64)
04/15/96                   Sold                      ( 4,000)          (1.84)
04/15/96                   Sold                      (10,000)          (1.81)
04/12/96                   Sold                      (10,000)          (1.78)
04/16/96                   Sold                      ( 6,000)          (1.84)
04/16/96                   Sold                      (15,000)          (1.84)
04/17/96                   Sold                      ( 9,000)          (1.84)
04/18/96                   Sold                      (25,000)          (2.09)
04/18/96                   Sold                      (25,600)          (2.00)
04/18/96                   Sold                      (25,000)          (2.16)
04/19/96                   Sold                      (20,000)          (2.22)
04/24/96                   Bought                      1,000            3.19
04/23/96                   Sold                      (30,000)          (2.33)
04/24/96                   Bought                      1,000            3.13
04/24/96                   Bought                      1,000            3.13

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

7.   Material to be Filed as Exhibits.

         None



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                                   APPENDIX A

                        EXECUTIVE OFFICERS AND DIRECTORS
                       CONTINENTAL WASTE INDUSTRIES, INC.

         Name                    Title                        Address

Carlos E. Aguero        Chief Executive Officer      67 Walnut Avenue
                        President/Director           Clark, NJ 07066

Thomas A. Volini        Chief Operating Officer      4052 Franklin Avenue
                        Chairman                     Western Springs, IL 60558

Michael Drury           Chief Financial Officer      67 Walnut Avenue
                        Senior Vice President        Clark, NJ 07066

Jeffrey E. Levine       Senior Vice President        67 Walnut Avenue
                        General Counsel and          Clark, NJ 07066
                        Secretary

Richard J. Carlson      Director                     2518 N. Bernard St.
                                                     Chicago, IL 60647

Bret R. Maxwell         Director                     3729 Dauphine Road
                                                     Northbrook, IL 60062

Donald H. Haider        Director                     5347 N. Lakewood Ave
                                                     Chicago, IL 60640



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                                  SCHEDULE 13D

                                   SIGNATURES



         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated this 7th day of May, 1996.


                         CONTINENTAL WASTE INDUSTRIES, INC.


                         By: /s/  Jeffrey E. Levine
                                  Senior Vice President
                                  General Counsel and Secretary